Filed by Activision, Inc.

pursuant to Rule 425 under the

Securities Act of 1933 and deemed filed

pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Activision, Inc.

Commission File No.: 001-15839

UPDATE FROM LEADERSHIP

Now that the new year is underway, it’s time for Activision and Vivendi Games to actively begin planning how we’ll become the best combined gaming company possible. This is an exciting opportunity to gain a truly global footprint in our industry. By working together with our Vivendi Games colleagues, we’ll be able to make Activision Blizzard a successful endeavor.

We’d like to thank all of you for continuing to be focused, dedicated to meeting our business goals and creating great games for our customers. We ask that you continue to keep up the good work — it’s “business as usual” now and for the next several months.

— A note from Mike Griffith

Ongoing Integration Resources
In the coming months, you’ll continue to receive regular updates about integration planning through updates like this one. Other integration resources available to you include:
•	Our dedicated integration website: www.activisionemployees.com
•	Your manager
•	The Human Resources department.

Sticking to Our Goals

Since we’re continuing our normal day-to-day business, it’s important to remember our OGSP (Objective, Goals, Strategies, Plans). In early 2007, we developed a scorecard to measure our progress on key objectives and strategies.

As part of OGSP, we have five strategies that guide our operations. The announcement of the Activision and Vivendi Games combination supports our objective to build and acquire new business. Here’s a quick progress report on a few of our strategies:

Strategy	Progress
Driving Annual Franchise Growth

•   We were the fastest growing major 3rd party publisher in 2007 with 98% growth year over year (vs. 36% industry).

•   We ended the calendar year as the #1 console and handheld publisher overall in North America — a major accomplishment!

•   Guitar Hero and Call of Duty 4: Modern Warfare were the #1 and #2 titles worldwide (NA/EUP) in 2007!

Becoming Great at Making Games

•   We dramatically improved our game quality with the launch of Enemy Territory: Quake Wars, Call of Duty 4: Modern Warfare, and Guitar Hero in Q2 and Q3. For example, Game Informer (the highest circulated gaming magazine) gave Call of Duty 4: Modern Warfare a 10 out 10 in both its “Bottom Line” and “Second Opinion” reviews.

•   We’re the only major third party publisher on track to deliver all of our Q3 titles as promised.

Winning Where it Matters

•   Increased market share through the first half of FY 08 by 3.5% in NA and 2.4% in Asia Pacific.

•   All European territories on track to achieve 2% market share increase by FYE 08.

•   On track to exceed our supply chain savings goal of $12MM.

Making Activision a Great Place to Work

•   We launched the Gallup Q(12) employee survey in September 2007 to gain feedback on your experience as an employee at Activision.

•   We achieved an amazing participation rate for the survey — over 90% of our employees responded.

•   We’re currently sharing the results and developing improvement plans based on the survey findings.

In our regular Integration Updates, we’ll share any news about specific integration activities and decisions.

Deloitte Consulting Selected as Integration Partner

We are pleased to announce Deloitte Consulting has been selected as our integration partner. Their experience and expertise will aid us by providing strategic insight and recommendations in creating Activision Blizzard.

Who is Deloitte?

Deloitte is a leading global consulting firm, which helps companies through merger and acquisition transitions. They have the knowledge and experience to provide strategic advice and assistance throughout our transaction process and compliment our internal strengths.

Deloitte will play an integral role in:

•                  Helping us start and run the integration process

•                  Working through the challenges and road blocks we might face

•                  Managing the integration process and keeping us on track

•                  Structuring our integration teams.

There are multiple teams in place to provide guidance, lead the day-to-day planning and support Day 1. Each team has Activision and Vivendi members with support from executive sponsors. These teams will make a substantial time commitment to ensure all aspects of Sales, Marketing, Game Production, Distribution/Supply Chain, IT, Facilities, HR, Finance, Legal and International are addressed during the planning of Activision Blizzard.

With Deloitte as our partner, we’ll all be able to focus on the integration process, while still running our business as we normally do. They will help us make informed, strategic decisions that lead to a productive integration process and a solid new company.

Since the announcement of the Activision and Vivendi Games combination, many of you have been asking great questions about what this means for you and your job. As you know, updated answers to your questions can be found in the integration website FAQs at www.activisionemployees.com. However, there are some questions that are being asked more frequently than others, so in each Integration Update we’ll address one of these “hot topics.”

What’s Happening With My Stock Options?

Stock options seem to be foremost on employees’ minds. Here are the answers to your most frequently asked questions about your stock options. If you have other questions about your stock options, please refer to your Stock Options Award Agreement or contact the Human Resources department.

1. What happens to my vested stock options?

If you have vested stock options at the time the tender offer closes, you’ll be able to participate in the tender offer with respect to the shares underlying those vested options.

It’s anticipated you’ll be able to advise the company, at the time of the tender offer, how many vested options you are willing to exercise if your shares are purchased in the tender offer. You won’t be required to exercise options until you’re advised how many shares the company purchases in the tender offer under the proration features in the tender offer. For example, if all currently outstanding shares were tendered, approximately 50% of these shares would be purchased for cash and 50% would be returned to shareholders.

2. What happens to my unvested stock options?

The vesting of stock options is defined by the Stock Option Award Agreement. Agreements can vary from plan year to plan year.

3. Once the transaction is closed, will Activision stock options become Activision Blizzard options?

Yes. Once the transaction is closed, all existing Activision shares will remain in place under their existing terms.

As with any integration process, things move fast and there are a lot of moving parts. We’re committed to keeping you up-to-date on integration news, our progress, and key decisions as they are made. Here’s a schedule of key milestones for the next few months.

Step 1 *We’re here now.*	• Begin integration planning in January — Selected Deloitte as our integration partner to help drive this process — Regular integration updates to employees begin
Step 2	• Obtain regulatory approval in the US, the EU, and other countries where Activision and Vivendi Games operate
Step 3	• Receive Activision shareholder approval of the combined Activision Blizzard
Step 4	• Officially close the deal, which is expected in the first half of 2008 • Following close, begin integration of Activision and Vivendi Games
Step 5	• Activision Blizzard tender offer to purchase shares beginning within five business days of close

Keep in mind the combination of Activision and Vivendi Games will be a “work in progress,” and we’re just beginning.

If you have questions about the integration process or anything you’ve read in this Integration Update, log on to the dedicated integration website — www.activisionemployees.com — and submit your questions. We’ll be posting new questions and answers frequently, so check back often.